SUPREME COURT OF THE STATE OF NEW YORK
          COUNTY OF NEW YORK

          - - - - - - - - - - - - - - - - - x
          MIRIAM SARNOFF and FREDERICK
          RAND, ON BEHALF OF THEMSELVES AND :      Index No.
          ALL PERSONS SIMILARLY SITUATED,,
                                            :
                              Plaintiffs,
                                            :
                    -against-
                                            :
          GROW GROUP, INC., RUSSELL BANKS,         CLASS ACTION COMPLAINT
          HAROLD G. BITTLE, ARTHUR W.       :
          BROSLAT,, PHILIPPE ERARD, LLOYD
          FRANK, JOHN F. GLEASON, PETER L.  :
          KEANE, ANGUS N. MACDONALD, ROBERT
          J. MILANO, TULLY PLESSER, JOSEPH  :
          M. QUINN and WILLIAM H. TURNER,
                                            :
                              Defendants.
                                            :

          - - - - - - - - - - - - - - - - - x

               Plaintiffs, by their attorneys, allege upon information and belief, except as to the allegations set forth in paragraph 4, which are alleged upon personal knowledge, as follows:

                                 NATURE OF THE ACTION

               1. This is a class action lawsuit on behalf of the stockholders of Grow Group, Inc. ("Grow Group" or the "Company") who have been and continue to be, deprived of the opportunity to fully realize the benefits of their investment in Grow Group as a result of the defendant's breach of fiduciary duty in connection with the proposed acquisition of Grow Group by Imperial Chemicals Industries PLC ("Imperial").

               2. Plaintiffs seek relief with regard to the breaches of fiduciary duty by the individual defendants in connection with a buy-out agreement (the "buy-out") between Grow Group and Imperial announced by defendant Grow Group on May 2, 1995, pursuant to which its public shareholders will receive only $18.10 per share even though the Company has been valued at between $22 to $24 a share.

               3. The defendants have deliberately or recklessly pursued a wrongful course of conduct designed to prevent Grow Group shareholders from receiving the benefits of a buy-out and change in control of Grow Group. This course of conduct has, thus far, consisted of agreeing to sell Grow Group under terms which prevent Grow Group's public shareholders from receiving a takeover premium and discouraging better offers and attempting to confuse shareholders into cooperating by withholding material information from the marketplace.

               4. The individual defendants' authorization to pursue the transaction was given in breach of their fiduciary duties owed to Grow Group's public stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any acquisition of the Company.

               5. In the context of this action, the Board of Directors and Officers of Grow Group must take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives which will maximize value to the plaintiffs and the class.

               6. This action seeks preliminary and permanent injunctive relief and other equitable remedies to protect Grow Group public shareholders from defendants' breaches of fiduciary duty and failure to maximize shareholder value.

                                       PARTIES

               7. Plaintiffs Miriam Sarnoff and Frederick Rand are and at all relevant times have been the owners of shares of Grow Group common stock.

               8. Grow Group is a corporation duly organized and existing under the law of the State of New York, which maintains its principal executive offices at 200 Park Avenue, New York, New York.

               9. Grow Group is a producer of specialty chemical coatings and architectural paints, and detergents and maintenance cleaning products for household, professional and industrial use.

               10. As of February 1, 1995, Grow Group had approximately 16,102,713 shares of common stock outstanding and hundreds of stockholders of record. Grow Group's stock trades on the New York Stock Exchange.

               11. Defendant Russell Banks is the President and Chief Executive Offer, and Director of Grow Group. According to an SEC Form 4, filed on March 10, 1995, Banks beneficially owned approximately 424,950 outstanding shares of Grow Group common stock.

               12.  Defendant Harold G. Bittle is a director of Grow Group.

               13. Defendant Arthur W. Broslat is a director of Grow Group. He also holds the positions of Executive Vice President and Chief Financial Officer of Corimon, the Venezuelan firm which owns about 25% of the outstanding shares of Grow Group.

               14. Defendant Philipe Erard is a director of Grow Group. He also holds the positions of Chairman, President and Chief Executive Officer of Corimon.

               15.  Defendant Lloyd Frank is a director of Grow Group.

               16. Defendant John F. Gleason is an Executive Vice President of Grow Group, as well as a director of the Company.

               17.  Defendant Peter L. Keane is a director of Grow Group.

               18.  Defendant Angus N. MacDonald is a director of Grow
          Group.

               19.  Defendant Robert J. Milano is a director of Grow Group.

               20.  Defendant Tully Plesser is a director of Grow Group.

               21. Defendant Joseph M. Quinn is a director of Grow Group, as well as Executive Vice President and Chief Operating Officer of the Company.

               22.  Defendant Williams H. Turner is a director of Grow
          Group.

               23. By reason of their corporate positions and because of their ability to control the business and internal affairs of Grow Group, the officer and director defendants owed to Grow Group's public shareholders, including plaintiffs and all others similarly situated, fiduciary obligations of fidelity, trust, loyalty and due care. Accordingly, said defendants were, and are, required to use their utmost ability to control and manage the Company in furtherance of the best interests of the Company's stockholders.

               24. In addition, each of the officer and director defendants owes to Grow Group's public shareholders the fiduciary duty to exercise due care and diligence, as well as the highest obligations or good faith and fair dealing.

               25. Each of the officer and director defendants owes to the Company and its stockholders the fiduciary duty to assure that all reasonable offers or overtures to purchase the Company are conveyed to the full board of directors, to entertain, encourage, evaluate and pursue any bona fide offers or expressions of interest to purchase the Company's outstanding stock or other merger transactions in a manner that will maximize shareholder value.

               26. Each defendant herein is sued individually as an aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                               CLASS ACTION ALLEGATIONS

               27. Plaintiffs bring this case on their own behalf, and as a class action on behalf of all stockholders of the Company, except defendants herein, and any person firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

               28.  This action is properly maintainable as a class action.

               29. The class is so numerous that joinder of all members is impracticable. The Company has at least hundreds of stockholders who are scattered through the United States.

               30. There are questions of law and fact common to the class that predominate over questions affecting any individual class member. The common questions include, inter alia, whether:

                    (a) The defendants have breached their fiduciary duties owned by them to plaintiffs and the other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value in connection with the sale of control of Grow Group;

                    (b) Grow Group's Poison Pill was defensively enacted and implemented to entrench defendants in their office and give them the power to sell control only to an entity that will provide management with continued perquisites;

                    (c) The defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiffs and other members of the Class;

                    (d) The defendants engaged in a plan and scheme to thwart and reject offers and proposals from third parties other than Imperial; and

                    (e) Plaintiffs and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein, and, if so, what is the proper remedy and/or measure of damages.

               31. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature, Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs are adequate representative of the Class.

                               SUBSTANTIVE ALLEGATIONS

               32. In February 1988, Grow Group adopted what it called a Shareholder Rights Plan but what is more appropriately called a Poison Pill. The Poison Pill has the effect of making it extraordinarily difficult, expensive and/or impossible for any potential acquiror not approved by the individual defendants to acquire control of Grow Group.

               33. Under the plan, each Right issued to shareholders under the plan entitles that shareholder to purchase the Company's common stock at a 50% discount upon the acquisition by an Acquiring Person of 30% or more of the then outstanding shares of common stock of the Company or a greater than 20% of Grow Group common stock if the acquiror is deemed to be an "Adverse Person" by the Board of Directors. The plan further provides that the Company is entitled to redeem the Rights, under certain conditions, at $.01 per Right.

               34. The Poison Pill has the effect of precluding successful completion of even the most attractive offers for Grow Group unless the Grow Group board acquiesces, thus deterring bona fide bids to purchase the Company for adequate consideration and denying the Company's shareholders an opportunity to make their own choice as to the fate of the Company that they own.

               35. As reported by the Dow Jones/News Retrieval Service on May 2, 1995, the proposed transaction calls for the acquisition of Grow Group by Imperial for about $290 million, or $17.50 cents per share for the 25% stake in Grow Group held by the Venezuelan firm Corimon and $18.10 per share for those shares held by all other shareholders.

               36. The proposed transaction is grossly unfair to Grow Group's public shareholders:

                    (a) According to article in the New York Post dated May 2, 1995, an analyst from Gerard Klauer Mattison & Co. valued the Company at between $22 to $24 per share earlier this year.

                    (b) On February 3, 1994, analyst J. Putterman of Stephens Inc. issued a report in which the Company was valued at $24 - $25 per share.

                    (c) On January 25, 1994, analyst J. Melin of Gerard Klauer Mattison & Co. issued a report in which the Company was valued at $22 - $26 per share.

               37. Defendants have failed to disclose why they have accepted such a low bid. However, the New York Post reported, on May 2, 1995, that defendant Russell Banks, age 75, stated that he did not plan on "moving anywhere" and had no plans to retire. Therefore, the reasonable inference may be drawn that the buy-out agreement was reached in order to allow the all of the defendants to keep their positions as directors as well as to permit Banks to maintain his position as President and Chief Executive Officer, Gleason to maintain his position as Executive Vice President, and Quinn to maintain his position as Executive Vice President and Chief Operating Officer.

               38. Moreover, Corimon, holder of a 25% stake in Grow Group is under pressure to quickly raise $18 million dollars in order to fund its acquisition of Standard Paints in California, announced early this year. Defendants Arthur W. Broslat and Philippe Erard, who hold key positions in that Company, had an incentive to accept a low bid now rather than to wait for a higher offer.

               39. The existence of Grow Group's Poison Pill plan prevents competing bids. Thus, Imperial had no incentive to make its best possible offer and every incentive to make a low offer.

               40. Because the terms of the merger agreement prohibit defendants from negotiating with third parties, there was no possibility that competition between Imperial and other companies could have driven up the purchase price.

               41. The interests of the public shareholders are best served by a deal which provides for the acquisition of Grow Group shares at the highest possible price.

               42. The defendants owe fiduciary obligations to the Company's shareholders to take all necessary and appropriate steps to maximize the value of Grow Group's shares. In addition, the individual defendants have the responsibility to act independently so that the interests of Grow Group's public stockholders will be protected, to seriously consider any bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest price is achieved.

               43. The existence of a Poison Pill heightens this duty and requires the individual defendants to pursue a third party's interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

               44. The individual defendants must adequately ensure that no conflict of interest exists between their own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company's public stockholders.

               45. The individual defendants have breached their fiduciary and other common law duties owed to plaintiffs and other members of the class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit themselves, Grow Group's senior management, and Corimon.

               46. As a result of defendants' actions, plaintiffs and the other members of the Class have been, and will be, damaged in that they have not and will not receive their fair proportion of the value of Grow Group's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Grow Group's common stock.

               47. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize a full and fair value for their stock at a material premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling Grow Group.

               48. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which the defendants' action threaten to inflict.

               49. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the class, and/or aid and abet and participate in such breaches of duty, and will prevent the outright sale of Grow Group at a material premium, all to the irreparable harm of plaintiffs and the other members of the Class.

               50. Plaintiffs and the Class have no adequate remedy at law.

               WHEREFORE, plaintiffs demand judgment as follows:

               A. Declaring this to be a proper class action and certifying plaintiffs as class representative and their counsel as class counsel;

               B. Ordering the individual defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

                    1. cooperate fully with any entity or person having a bona fide interest in proposing any transaction that would maximize shareholder value, including but not limited to, a full buy-out or takeover of the Company;

                    2. immediately undertake an appropriate evaluation of Grow Group's worth as a merger/acquisition candidate;

                    3. take all appropriate steps to enhance Grow Group's value and attractiveness as a merger/acquisition candidate;

                    4. take all appropriate steps effectively to expose Grow Group to the marketplace in an effort to create an active auction of the Company;

                    5. act independently so that the interests of the Company's public shareholders will be protected; and

                    6. adequately ensure that no conflicts of interest exist between the individual defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of the Grow Group;

               C. Ordering the individual defendants jointly and severally to account to plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transaction alleged herein;

               D. Declaring that Grow Group aided and abetted and substantially participated in the individual defendants' breach of fiduciary duties;

               E. Awarding plaintiffs the cost and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

               F. Granting such other and further relief as may be just and proper.

          DATED:  New York, New York
                  May 3, 1995

                              Yours, etc.,

                              STULL, STULL & BRODY
                              6 East 45th Street
                              New York, New York  10017
                              Telephone:  (212) 687-7230

                              LAW OFFICES OF JOSEPH H. WEISS
                              319 Fifth Avenue
                              New York, New York  10016
                              (212) 532-4171

                              Attorneys for Plaintiffs